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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2005

                         COMMISSION FILE NUMBER 1-13522


                             ----------------------


                       CHINA YUCHAI INTERNATIONAL LIMITED
                 (Translation of Registrant's name into English)


                             ----------------------

                             16 RAFFLES QUAY #26-00
                               HONG LEONG BUILDING
                                SINGAPORE 048581
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                 No   X
                       -----              -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): NOT APPLICABLE.

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This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the "Company" or "CYI") included in the Company's Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").


OTHER EVENTS

1.   Reorganization Agreement

On December 2, 2005, CYI entered into a Reorganization Agreement Amendment (No.
1) (the "Amendment Agreement") with Guangxi Yuchai Machinery Company Limited ("Yuchai"), a subsidiary of CYI, and Coomber Investments Limited ("Coomber"), a shareholder of CYI. The terms of the Amendment Agreement were also acknowledged and agreed to by Guangxi Yuchai Machinery Group Company ("State Holding Company"). The Amendment Agreement amends certain provisions of the Reorganization Agreement dated April 7, 2005, including to extend the term of the Reorganization Agreement from December 31, 2005 to December 31, 2006, and to extend the date for payment by Yuchai of the $20 million amount contemplated in Clause 1.8 of the Reorganization Agreement to the earlier of (i) the date of the completion of the transactions described in Clause 2.6 of the Reorganization Agreement and (ii) December 31, 2006.

A copy of the Amendment Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. See also the cautionary statements contained in the first and second risk factors under "Item 3. Key Information -- Risk Factors" in CYI's Annual Report on Form 20-F filed with the SEC on July 15, 2005.

2.   Interim Meeting of Shareholders of Yuchai

On December 2, 2005, Yuchai held an interim (extraordinary general) meeting of shareholders. At such meeting, Yuchai's shareholders passed resolutions regarding changes to the composition of Yuchai's board of directors and committees thereof as well as other corporate governance matters. Yuchai's shareholders approved the appointment of Mr. Yan Ping who is also currently the Chairman of the State Holding Company (see the Form 6-K filed by CYI on October 31, 2005) as Chairman of the board of directors of Yuchai. Yuchai's shareholders also approved the appointments of Mr. Kwek Leng Peck (nominated by the foreign shareholders) and Mr. Gu Tang Sheng (nominated by the Chinese shareholders) to the board of directors of Yuchai to replace Mr. Neo Poh Kiat, following his resignation from Yuchai's board of directors, and Mr. Zeng Shi Qiang, respectively. Yuchai's shareholders also approved the establishment of the position of chief internal auditor at Yuchai, and resolved that the person performing such role shall be required to have internationally recognized qualifications, be independent of Yuchai management, and report directly to Yuchai's board of directors.

The composition of Yuchai's board of directors and committees thereof as of December 2, 2005 are set forth below:

                                       2
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
        BOARD OF DIRECTORS
        ------------------

        Name                           Position
        ----                           --------
        Yan Ping                       Chairman of the board of directors
        Gao Jia Lin                    Deputy Chairman of the board of directors
        Raymond C.K. Ho                Director
        Li Tiansheng                   Director
        Kwek Leng Peck                 Director
        Tan Aik-Leang                  Director
        Teo Tong Kooi                  Director
        Ting Sii Tien, Philip          Director
        Qin Xiao Cong                  Director
        Shao Qihui                     Director
        Wong Hong Ren                  Director
        Yuan Xu Cheng                  Director
        Gu Tang Sheng                  Director and Assistant to Chairman


        NOMINATION COMMITTEE
        --------------------
        Shao QiHui (Chairman)
        Kwek Leng Peck
        Teo Tong Kooi
        Li Tian Sheng
        Yan Ping
        Zhang Shi Yong (Secretary)


        REMUNERATION COMMITTEE
        ----------------------
        Raymond C.K. Ho (Chairman)
        Kwek Leng Peck
        Teo Tong Kooi
        Yan Ping
        Zhang Shi Yong (Secretary)


        FINANCE COMMITTEE
        -----------------
        Yan Ping (Chairman)
        Teo Tong Kooi
        Ting Sii Tien, Philip
        Gao Jia Lin
        Li Tian Sheng
        Lim Poh Lea
        Yang Weizhong (ex officio)


        AUDIT COMMITTEE
        ---------------
        Tan Aik-Leang (Chairman)
        Raymond C.K. Ho
        Gu Tang Sheng
        Zhang Shi Yong (Secretary)


EXHIBITS

1.1 Reorganization Agreement Amendment (No. 1) dated December 2, 2005 between CYI, Yuchai and Coomber.

                                       3
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date:  December 5, 2005


                                     CHINA YUCHAI INTERNATIONAL LIMITED



                                     By: /s/ Philip Ting Sii Tien
                                         ---------------------------------------
                                     Name:  Philip Ting Sii Tien
                                     Title: Chief Financial Officer and Director

                                       4
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                                  EXHIBIT INDEX


1.1 Reorganization Agreement Amendment (No. 1) dated December 2, 2005 between CYI, Yuchai and Coomber.

                                       5